UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended September 30, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number: 0-18786

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PICO HOLDINGS, INC.

875 Prospect Street, Suite 301
La Jolla, California 92037

PICO Holdings, Inc.
Employees 401(k)
Retirement Plan and Trust

Financial Statements as of September 30, 2004 and
2003 and for the Year Ended September 30, 2004,
Supplemental Schedule as of September 30, 2004,
and Independent Auditors’ Report

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of September 30, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 2004	3

Notes to Financial Statements	4 - 6

SUPPLEMENTAL SCHEDULE —	7

Form 5500 Schedule H, Part IV Line 4i — Schedule of Assets Held for Investment Purposes at End of Year (September 30, 2004)	8

INDEPENDENT AUDITORS’ REPORT

PICO Holdings, Inc.
Employees 401(k) Retirement Plan and Trust
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) as of September 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended September 30, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2004 and 2003, and the changes in net assets available for benefits for the year ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of September 30, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
June 2, 2005

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2004 AND 2003

	2004	2003
ASSETS

INVESTMENTS:
Mutual funds	$5,266,073	$3,196,075
Common stock	975,475	662,056
Cash and cash equivalents		1,258,937

Total investments	6,241,548	5,117,068

RECEIVABLES:
Employer’s matching contributions		9,290
Participants’ contributions		4,234
Employer’s profit sharing contributions	235,817	200,189

Total receivables	235,817	213,713

NET ASSETS AVAILABLE FOR BENEFITS	$6,477,365	$5,330,781

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 2004

ADDITIONS:
Interest and dividends	$54,995
Net appreciation in fair value of investments	716,489

Contributions:
Employer	372,912
Participants	245,852

Total additions	1,390,248

BENEFITS PAID TO PARTICIPANTS	243,664

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,146,584

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,330,781

End of year	$6,477,365

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2004 AND 2003

1. DESCRIPTION OF PLAN

The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution 401(k) profit sharing plan covering eligible employees, as defined in the Plan Agreement of PICO Holdings, Inc. (the “Plan Sponsor”). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and has been determined to be qualified for tax-exempt status by the Internal Revenue Service (“IRS”).

Contributions — Each year, participants may contribute up to the maximum allowed by law of pretax annual compensation, as defined in the Plan, currently $15,000. The Plan Sponsor matches up to 5% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor’s matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor’s Board of Directors.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, employer matching contributions, earnings as applicable, and allocations of (a) the Plan Sponsor’s discretionary profit sharing contributions and (b) Plan earnings, and debited for withdrawals as applicable. Forfeited balances of terminated participants’ nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants and any remainder will be used to reduce the Plan Sponsor’s discretionary profit sharing contribution for the current or subsequent Plan year in which the forfeiture occurs. Forfeitures of $32,367 and $25,173 in 2004 and 2003, respectively, were used to reduce the Plan Sponsor’s discretionary profit sharing contribution.

Vesting — Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Vesting in the Plan Sponsor’s discretionary profit sharing contribution portion of their accounts plus actual earnings thereon is based on years of credited service in accordance with the following schedule:

Years of Service	Percentage
Less than three	0%
3	20
4	40
5	60
6	80
7 or more	100

Investment Options — Upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer match and discretionary profit sharing amounts. A participant chooses from a number of different mutual fund options. In addition, participants are able to invest in the stock of PICO Holdings, Inc., the Plan Sponsor.

Loans to Participants — Loans to participants are not permitted under the Plan, and no loans were outstanding at September 30, 2004 and 2003.

Payment of Benefits — Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments. If the value of the participant’s account is $5,000 or less, the Trustee shall distribute the entire vested account to the participant. Amounts payable to such participants at September 30, 2004 and 2003 were $42,710 and $0, respectively.

Plan Termination — While the Plan Sponsor has not expressed any intent to discontinue the Plan or its contributions thereto, they have the right to do so at any time, subject to the provisions of ERISA. In the event of partial or total termination of the Plan, participants’ account balances become fully vested and the disposition of the net assets must be made for the benefit of the participants or their beneficiaries (see Note 6).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accounting records of the Plan are maintained on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

Investment Valuation — Investments in mutual funds, money market funds and PICO Holdings, Inc. common stock fund are valued at quoted market prices.

Administrative Expenses — The Plan’s expenses are paid by the Plan Sponsor.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

Investment Risk — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3. TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated September 17, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since the latest determination letter. However, the Plan administrator believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

4. INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of September 30 consisted of the following:

	2004	2003
MCM Stable Asset Value Fund	$1,375,200	$—
PICO Holdings, Inc., Common Stock	975,475	662,056
Royce Premier Fund	666,384	478,503
American Century Ultra Fund	555,310	413,012
Columbia Intermediate Bond Z	464,706
Washington Mutual Investors	429,014
Smith Barney Money Market—Government Portfolio		1,258,937
Strong Government Securities		411,165
Citi S&P 500 Index Funds		321,769
Neuberger Berman Focus Trust Fund		290,433

5. RELATED PARTY TRANSACTIONS

Plan investments include common stock of PICO Holdings, Inc. PICO Holdings, Inc. is the Plan Sponsor, Smith Barney Corporate Trust Company is the Plan Custodian, and Citistreet Retirement Services is the record keeper. The Plan Sponsor pays all administrative expenses of the Plan.

6. CHANGES IN PLAN PARTICIPATION

On March 31, 2003, approximately 51% of Plan participants were terminated from the Plan as a result of PICO Holdings, Inc.’s sale of its subsidiary Sequoia Insurance Company. Participants’ account balances became fully vested upon termination. As of the end of the 2003 plan year, six terminated Sequoia employees maintained participants’ account balances in the Plan. The value of these six accounts as of September 30, 2003 totaled $362,942. As of the end of the 2004 plan year, three Sequoia employees maintain account balances in the Plan. The value of these three accounts as of September 30, 2004 totaled $255,903.

******

SUPPLEMENTAL SCHEDULE

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

FORM 5500 SCHEDULE H, PART IV LINE 4i—SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES (AT END OF YEAR)
SEPTEMBER 30, 2004

	Number		Fair
	of		Market
DESCRIPTION	Shares	Cost	Value
INVESTMENTS—MUTUAL FUNDS:
ABN AMRO Montag & Caldwell Growth—N Share	6,291	$162,294	$136,085
American Century Ultra Fund	20,705	715,803	555,310
Citi S&P 500 Index Funds	13,377	156,318	153,164
Columbia Intermediate Bond Z	50,955	462,540	464,706
Dreyfus Emerging Markets	8,925	129,122	161,368
Dreyfus Founders Discovery Fund	7,511	261,711	189,962
Dreyfus US Treasury Long	2,252	36,064	35,761
Europacific Growth Fund	8,167	213,710	259,132
Gabelli Growth Fund	5,262	176,134	126,400
Gabelli Global Growth Fund	900	17,078	14,322
ING GNMA Income Fund	9,280	81,450	80,827
INVESCO Health Sciences	5,535	268,158	262,482
MCM Stable Asset Value Fund	99,349	1,336,378	1,375,200
Merril Lynch International Value Fund	1,322	28,015	30,567
Neuberger Berman Focus Trust Fund	11,373	363,081	274,319
Royce Premier Fund	45,580	504,538	666,384
T. Rowe Price International Bond Fund	5,056	51,222	51,070
Washington Mutual Investors	14,657	394,387	429,014

Total Mutual Funds		5,358,003	5,266,073

PICO Holdings, Inc., Common Stock	51,260	640,377	975,475

TOTAL		$5,998,380	$6,241,548

SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

/s/ Maxim C. W. Webb

Date: June 16, 2005	Chief Financial Officer and Treasurer

PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST
ANNUAL REPORT ON FORM 11-K

For plan year ended September 30, 2004

INDEX TO THE EXHIBITS

Exhibit Number	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm